EXHIBIT 99.10

PRESS RELEASE

TotalEnergies releases its Universal Registration Document 2021
(Document d’enregistrement universel 2021) and its Form 20-F 2021

Paris, March 25, 2022 – The Document d’enregistrement universel of TotalEnergies SE for the year 2021 was filed with the French Financial Markets Authority (Autorité des marchés financiers) on March 25, 2022. It can be consulted and downloaded from the Company’s website (totalenergies.com, under the heading Investors / Publications and regulated information / Reports and Publications). The English translation of the Document d’enregistrement universel (Universal Registration Document) is also available on the Company’s website under the same heading.

The following documents are included in the Document d’enregistrement universel:

-	the 2021 annual financial report,

-	the Board of Directors’ report on corporate governance required under Article L. 225-37 of the French Commercial Code,

-	the description of the share buy-back program,

-	the report on the payments made to governments required under Article L. 22-10-37 of the French Commercial Code,

-	the reports from the statutory auditors.

TotalEnergies SE’s Form 20-F for the year ended December 31, 2021 was filed with the United States Securities and Exchange Commission (SEC) on March 25, 2022. It can be consulted and downloaded from the Company’s website (totalenergies.com, under the heading Investors / Publications and regulated information / Reports and Publications) or from the SEC’s website (sec.gov).

Printed copies of the Document d’enregistrement universel, Universal Registration Document and Form 20-F are available free of charge at the Company’s registered office at 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).